Exhibit 99.1

Leju Reports First Quarter 2014 Results

BEIJING, May 20, 2014 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•                      Total revenues increased by 97% year-on-year to $78.5 million

•            Revenues from e-commerce services increased 238% year-on-year to $49.7 million

•            Revenues from online advertising services increased 13% year-on-year to $24.6 million

•            Revenues from listing services increased 24% year-on-year to $4.2 million

•                      Non-GAAP1 income from operations was $8.4 million in the first quarter of 2014, compared to non-GAAP loss from operations of $2.6 million in the same quarter of 2013

•                      Non-GAAP net income attributable to Leju shareholders was $7.7 million, or $0.06 per diluted American depositary share (“ADS”) in the first quarter of 2014, compared to non-GAAP net loss attributable to Leju shareholders of $4.3 million, or a loss of $0.04 per diluted ADS, in the same quarter of 2013

“We are excited to announce strong growth in our first quarterly report as a public company,” said Mr. Geoffrey He, Leju’s chief executive officer. “We have built a leading O2O real estate services platform through an intense focus on product innovation, execution and via strategic cooperation with China’s leading internet players. The growth in our e-commerce business further solidifies our leading position in this industry. Our recently launched mobile e-commerce platform now connects home buyers with developers and other merchants via mobile devices and offers a full suite of comprehensive online and offline services, and we believe this could open vast new market opportunities for us. Going forward, we plan to continue to leverage our strengths to further increase our market penetration and deliver results for our clients and shareholders.”

“We are encouraged by our first quarter financial results,” said Ms. Min Chen, Leju’s chief financial officer. “We reported strong top-line growth on a year-over-year basis, and achieved profitability as a result of our increased scale and efficiency. With our successful initial public offering in April on the New York Stock Exchange, we also enhanced our brand name and added to our strong cash balance and liquidity position. We believe there is tremendous growth potential in the real estate e-commerce business and plan to continue to invest in product development and in marketing efforts to capture these growth opportunities and increase our market share.”

First Quarter 2014 Results

Total revenues were $78.5 million, an increase of 97% from $39.8 million for the same quarter of 2013, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $49.7 million, an increase of 238% from $14.7 million for the same quarter of 2013, primarily due to a 167% increase in discount coupons redeemed2, as a result of the expansion of the Company’s e-commerce business through partnerships with additional property developers.

Revenues from online advertising services were $24.6 million, an increase of 13% from $21.7 million for the same quarter of 2013, primarily due to growth in both new home and home furnishing channels.

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

2  See “Selected Operating Data” below for more details on the discount coupons sold and redeemed.

Revenues from listing services were $4.2 million, an increase of 24% from $3.4 million for the same quarter of 2013, primarily due to the Company’s business expansion to cover more cities in China.

Cost of revenues was $12.1 million, a decrease of 21% from $15.3 million for the same quarter of 2013, primarily due to decreased fees paid to third parties for services in connection with the Company’s listing business and decreased amortization expenses of intangible assets as the Company’s exclusive rights with Baidu were extended to March 2015 for no additional cost. Also, the Company’s advertising agency agreement that was originally signed with SINA in August 2009 was extended to March 2024 for no additional cost.

Selling, general and administrative expenses were $64.5 million, an increase of 89% from $34.1 million for the same quarter of 2013, primarily due to increased marketing expenses related to the Company’s e-commerce business, along with increased salary and welfare expenses resulting from increased headcount.

Income from operations was $2.0 million in the first quarter of 2014 compared to loss from operations of $9.6 million in the same quarter of 2013. Non-GAAP income from operations was $8.4 million, compared to non-GAAP loss from operations of $2.6 million in the same quarter of 2013.

Net income was $1.8 million, compared to a net loss of $9.8 million in the same quarter of 2013. Non-GAAP net income was $7.2 million, compared to non-GAAP net loss of $4.2 million in the same quarter of 2013.

Net income attributable to Leju shareholders was $2.2 million, or $0.02 per diluted ADS, compared to net loss attributable to Leju shareholders of $9.8 million, or a loss of $0.08 per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to Leju shareholders was $7.7 million or $0.06 per diluted ADS, compared to a non-GAAP net loss attributable to Leju shareholders of $4.3 million, or $0.04 loss per diluted ADS, for the same quarter of 2013.

Cash Flow

As of March 31, 2014, the Company’s cash and cash equivalents balance was $99.3 million.

First quarter 2014 net cash provided by operating activities was $6.7 million, mainly attributable to non-GAAP net income of $7.2 million. Net cash used in investing activities was $0.3 million. Net cash used in financing activities was $5.1 million, and mainly comprised of a payment of $4.9 million to acquire non-controlling interests of the Company’s listing business.

Recent Development

On April 17, 2014, Leju listed its ADSs, each representing one ordinary share, on the New York Stock Exchange in an initial public offering (the “IPO”). Leju issued a total of 11,500,000 ADSs at $10.00 per ADS in connection with the IPO. In addition, concurrent with the completion of the IPO, Tencent Holdings Limited (“Tencent”), Leju’s existing shareholder, purchased from Leju at a price per ordinary share equal to the initial public offering price per ADS, 2,029,420 ordinary shares. Following the IPO and issuance of ordinary shares to Tencent, E-House (China) Holdings Limited (NYSE: EJ) remains the majority shareholder of Leju, holding 75.5% of Leju’s total outstanding shares.

Business Outlook

The Company estimates that its fiscal 2014 total revenues will be approximately $500 million to $520 million, which would represent an increase of approximately 49% to 55% from $335.4 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on May 20, 2014 at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-631-514-2526
Hong Kong:	+852-5808-3202
Mainland China:	+86-10-4001-200-539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 27, 2014:

International:	+1-866-846-0868
Passcode:	9670791

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 250 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: leju@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: leju@ogilvy.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	March 31,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	98,730	99,256
Accounts receivable, net	87,316	84,578
Deferred tax assets, net	27,714	27,465
Prepaid expenses and other current assets	5,556	9,516
Amounts due from related parties	3,472	1,110
Total current assets	222,788	221,925
Property and equipment, net	7,028	6,463
Intangible assets, net	128,530	121,560
Investment in affiliates	251	204
Goodwill	40,611	40,493
Other non-current assets	3,730	3,685
Total assets	402,938	394,330

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,423	1,552
Accrued payroll and welfare expenses	30,504	25,978
Income tax payable	41,437	40,492
Other tax payable	18,514	17,021
Amounts due to related parties	4,501	4,805
Advance from customers and deferred revenue	7,163	8,720
Liability for exclusive rights, current	8,968	8,940
Other current liabilities	11,074	21,252
Total current liabilities	123,584	128,760
Deferred tax liabilities	27,564	27,559
Total liabilities	151,148	156,319
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 120,000,000 shares issued and outstanding, as of December 31, 2013 and March 31, 2014, respectively	120	120
Additional paid-in capital	686,378	672,959
Accumulated deficit	(443,294)	(441,327)
Subscription receivables	(120)	—
Accumulated other comprehensive income	5,622	4,910
Total Leju equity	248,706	236,662
Non-controlling interests	3,084	1,349
Total equity	251,790	238,011
TOTAL LIABILITIES AND EQUITY	402,938	394,330

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2013	2014
Revenues
E-commerce	14,690	49,721
Online advertising	21,734	24,602
Listing	3,400	4,218
Total revenues	39,824	78,541
Cost of revenues	(15,344)	(12,136)
Selling, general and administrative expenses	(34,089)	(64,467)
Other operating income	—	22
Income (loss) from operations	(9,609)	1,960
Interest income	196	213
Other loss, net	(380)	(14)
Income (loss) before taxes and equity in affiliates	(9,793)	2,159
Income tax expense	(13)	(356)
Income (loss) before equity in affiliates	(9,806)	1,803
Loss from equity in affiliates	—	(46)
Net income (loss)	(9,806)	1,757
Less: net income (loss) attributable to non-controlling interests	7	(485)
Net income (loss) attributable to Leju shareholders	(9,813)	2,242

Earnings (loss) per share:
Basic	(0.08)	0.02
Diluted	(0.08)	0.02
Shares used in computation:
Basic	120,000,000	120,000,000
Diluted	120,000,000	121,876,949

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1521on March 31, 2014 and USD1 = RMB6.1189 for the three months ended March 31, 2014

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2013	2014

Net income (loss)	(9,806)	1,757
Other comprehensive income (loss)
Foreign currency translation adjustment	576	(815)

Comprehensive income (loss)	(9,230)	942

Less: Comprehensive income (loss) attributable to non-controlling interest	29	(584)

Comprehensive income (loss) attributable to Leju shareholders	(9,259)	1,526

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2013	2014

GAAP income (loss) from operations	(9,609)	1,960
Share-based compensation expense	1,459	1,677
Amortization of intangible assets resulting from business acquisitions	5,504	4,749
Non-GAAP income (loss) from operations	(2,646)	8,386

GAAP net income (loss)	(9,806)	1,757
Share-based compensation expense (net of tax)	1,459	1,677
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,127	3,788
Non-GAAP net income (loss)	(4,220)	7,222

Net income (loss) attributable to Leju shareholders	(9,813)	2,242
Share-based compensation expense (net of tax and non-controlling interests)	1,459	1,677
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,056	3,732
Non-GAAP net income (loss) attributable to Leju shareholders	(4,298)	7,651

GAAP net income (loss) per ADS — basic	(0.08)	0.02

GAAP net income (loss) per ADS — diluted	(0.08)	0.02

Non-GAAP net income (loss) per ADS — basic	(0.04)	0.06

Non-GAAP net income (loss) per ADS — diluted	(0.04)	0.06

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to Leju shareholders per ADS	120,000,000	120,000,000

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to Leju shareholders per ADS	120,000,000	121,876,949

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2013	2014
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	23,125	48,440
Number of discount coupons redeemed (number of transactions)	12,696	33,872